M A N A G E M E N T ’ S R E P O R T

F E B R U A R Y   2 8 ,   2 0 0 5

The accompanying consolidated financial statements and related financial information are the responsibility of management, have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems and include an established code of business conduct.

The independent external auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the unitholders. The independent auditors have full and free access to the Audit Committee.

The Board of Trustees carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated Trustees. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee also recommends to the Board the independent auditors to be proposed to the unitholders for appointment. Interim consolidated financial statements are reviewed by the Audit Committee prior to release to the unitholders.

The consolidated financial statements are approved by the Board of Trustees on the recommendation of the Audit Committee.

A U D I T O R ’ S R E P O R T

TO THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST

We have audited the consolidated balance sheets of Fording Canadian Coal Trust as at December 31, 2004 and 2003 and the consolidated statements of income, accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust’s financial statements, such as the change described in note 3 to the financial statements. Our report to the unitholders dated February 28, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditor’s report when the change is properly accounted for and adequately disclosed in the financial statements.

CHARTERED ACCOUNTANTS
CALGARY, ALBERTA, CANADA
FEBRUARY 28, 2005

2004 Annual Report | 69

F O R D I N G   C A N A D I A N   C O A L   T R U S T

CONSOLIDATED BALANCE SHEETS
	As at December 31
		Restated (note 3)
(millions of Canadian dollars)	2004	2003
ASSETS
Current assets
Cash and cash equivalents	$64.5	$52.5
Accounts receivable	86.8	79.0
Inventory (note 5)	113.0	130.3
Prepaid expenses	2.6	2.9
	266.9	264.7
Capital assets (note 6)	635.8	661.1

Goodwill	44.4	46.7

Other assets (note 7)	21.1	26.9
	$968.2	$999.4

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$132.6	$91.2
Income taxes payable	10.7	7.0
Distributions payable	63.7	46.9
Current portion of long-term debt	1.7	3.3
	208.7	148.4
Long-term debt (note 8)	205.2	306.6
Other long-term liabilities (note 9)	91.9	81.6
Future income taxes (note 10)	180.4	211.9
Commitments and contingencies (note 11)
	686.2	748.5

UNITHOLDERS’ EQUITY (note 12)
Trust units	357.7	257.3
Accumulated earnings	340.6	190.5
Accumulated cash distributions	(423.8)	(210.3)
Foreign currency translation adjustments	7.5	13.4
	282.0	250.9
	$968.2	$999.4
The accompanying notes to the consolidated financial statements are an integral part of these statements.
Approved by the Board of Trustees:

70 | 2004 Annual Report

F O R D I N G   C A N A D I A N   C O A L   T R U S T

CONSOLIDATED STATEMENTS OF INCOME AND LOSS
	Years ended December 31
		Restated (note 3)	Restated (note 3)
(millions of Canadian dollars, except per unit amounts)	2004	2003	2002
Revenues	$1,167.5	$1,043.7	$869.5

Expenses
Cost of product sold	454.4	448.8	341.5
Transportation and other	449.2	384.6	326.3
Selling, general and administration	32.8	25.9	22.5
Depreciation and depletion	60.7	61.3	63.9
	997.1	920.6	754.2
Income from operations	170.4	123.1	115.3

Other income (expense)
Interest expense	(12.8)	(15.1)	(5.6)
Other, net (note 14)	17.0	6.1	(139.9)
Gain (loss) on corporate reorganization (note 15)	(37.5)	48.7	(11.5)
Income (loss) before taxes and discontinued operations	137.1	162.8	(41.7)
Income tax (recovery) expense (note 10)	(13.0)	0.6	49.1
Income (loss) before discontinued operations	150.1	162.2	(90.8)
Discontinued operations (note 15)	—	78.7	18.9
Net income (loss)	$150.1	$240.9	$(71.9)

Weighted average number of units outstanding (millions) (note 12)	48.5	47.4	51.4

Basic and diluted earnings per unit
Before discontinued operations	$3.09	$3.42	$(1.77)
Net income (loss)	$3.09	$5.08	$(1.40)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
	Years ended December 31
		Restated (note 3)	Restated (note 3)
(millions of Canadian dollars)	2004	2003	2002
Balance – beginning of year	$190.5	$300.6	$423.6
Net income (loss)	150.1	240.9	(71.9)
Adjustment for adoption of new accounting standard for asset retirement obligations (note 3)	—	—	9.8
Dividends	—	—	(28.2)
Repurchase of units/capital stock	—	(351.0)	(32.7)
Balance – end of year	$340.6	$190.5	$300.6
The accompanying notes to the consolidated financial statements are an integral part of these statements.

2004 Annual Report | 71

F O R D I N G   C A N A D I A N   C O A L   T R U S T

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years ended December 31
		Restated (note 3)	Restated (note 3)
(millions of Canadian dollars)	2004	2003	2002
Operating activities
Net income (loss)	$150.1	$240.9	$(71.9)
Items not using (providing) cash:
Depreciation and depletion	58.6	62.3	70.7
Loss (gain) on disposal of assets	0.2	(202.8)	0.4
Provision for asset retirement obligations	3.0	2.8	1.0
Future income taxes	(31.3)	34.3	6.8
Income from change in inventory valuation (note 3)	(10.8)	—	—
Loss on reduction of interest in EVCP	35.2	—	—
Provision for asset write-down (note 14)	—	—	140.0
Other items, net	0.3	0.9	(6.7)
	205.3	138.4	140.3
Decrease (increase) in non-cash working capital (note 16)	64.2	35.9	(31.5)
Cash from operating activities	269.5	174.3	108.8

Investing activities
Additions to capital assets	(72.8)	(20.4)	(51.5)
Proceeds on disposal of assets	1.1	362.8	1.2
Cash payment for Luscar assets	—	(12.3)	—
Other investing activities, net	12.2	(8.1)	(0.4)
Cash from (used in) investing activities	(59.5)	322.0	(50.7)

Financing activities
Increase (decrease) in long-term debt	(99.0)	165.0	4.0
Increase (decrease) in bank indebtedness	—	(1.1)	0.2
Issuance of units, net	100.4	12.3	0.7
Repurchase of units/capital stock	—	(377.1)	(38.5)
Payments under the Arrangement (note 12)	—	(75.3)	—
Other financing activities, net	(2.7)	(4.2)	—
Financing activities, before distributions	(1.3)	(280.4)	(33.6)
Financing activities related to distributions/dividends (note 16)	(196.7)	(163.4)	(28.2)
Cash used in financing activities	(198.0)	(443.8)	(61.8)
Increase (decrease) in cash and cash equivalents	12.0	52.5	(3.7)

Cash and cash equivalents – beginning of year	52.5	—	3.7
Cash and cash equivalents	$64.5	$52.5	$—
The accompanying notes to the consolidated financial statements are an integral part of these statements.

72 | 2004 Annual Report

N O T E S   T O   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

1	STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of the Province of Alberta. It was created pursuant to a Declaration of Trust and formed as part of the Plan of Arrangement effective February 28, 2003 (the Arrangement).

The Arrangement has been accounted for as a continuity of interests whereby these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by its predecessor company, Fording Inc., being the public company existing prior to the Arrangement (Old Fording). All assets and liabilities are recorded at historical cost.

The Trust holds all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the “Corporation”). The Corporation is the successor to Fording Coal Limited/Les Charbons Fording Limitee and Old Fording. The Corporation was continued under the CBCA as 4123212 Canada Ltd. but changed its name to “Fording Inc.” as part of the Arrangement.

The Arrangement also created the Elk Valley Coal Partnership (EVCP) by combining the metallurgical coal mining operations and assets formerly owned by Old Fording (Fording River, Greenhills and Coal Mountain mines), Teck Cominco Limited (Elkview mine) and the Luscar/CONSOL Joint Ventures (Line Creek and Cardinal River mines and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. in Vancouver). At the date of the Arrangement the Corporation held a 65% interest in EVCP. At that time, the remaining 35% interest in EVCP was held by Teck Cominco and its affiliates.

The agreement governing EVCP provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. At December 31, 2004, Teck Cominco’s interest had increased to 38%, as discussed in note 15. The change in interest resulted in a pro-rata reduction in the Trust’s share of all of the assets and liabilities of EVCP and a non-cash charge to earnings of $37.5 million reduced by additional distribution entitlements expected through March 31, 2006.

The Corporation also owns a 100% interest in NYCO which, prior to the Arrangement, was a wholly owned subsidiary of Old Fording. NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

These financial statements reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28, 2003 and the results of operations and cash flows of the Trust thereafter. Due to the Arrangement, conversion into an income trust, and the change in the Trust’s interest in EVCP, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

2	SIGNIFICANT ACCOUNTING POLICIES

B A S I S   O F   P R E S E N T A T I O N

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Trust and its subsidiaries, all of which are wholly owned. The material differences between Canadian and United States generally accepted accounting principles, insofar as they apply to the Trust, are discussed in note 19.

A significant portion of the Trust’s results are from activities conducted on a joint-venture basis. The consolidated financial statements reflect the Trust’s proportionate interest in such ventures, as disclosed in note 16. A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies.

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Investments in companies in which the Trust has significant influence over the operating, investing and financing decisions, are accounted for using the equity method.

M A N A G E M E N T   E S T I M A T E S

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, depreciation, asset impairment test calculations for capital assets, asset retirement obligations and employee future benefits as all of these calculations are based on reserve estimates and/or estimated future costs. Actual results could differ from those estimates.

C A S H   A N D   C A S H   E Q U I V A L E N T S

Temporary investments with maturities of three months or less at the time of purchase are considered to be cash equivalents and are recorded at cost, which approximates market value.

I N V E N T O R Y

Product and raw materials inventory are valued at the lower of average cost and net realizable value.

Stores and materials inventory is valued at the lower of actual cost and net realizable value. Actual costs represent the delivered price of the item.

C A P I T A L   A S S E T S

Land, buildings and equipment are recorded at cost; maintenance and repairs of a routine nature are expensed as incurred. Buildings are depreciated on the straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on the straight-line basis over its useful life, based on the number of hours in operation, which ranges from 5 to 35 years.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit of production method based upon the proven and probable mineral reserve position of the mine. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit of production method based upon the proven and probable mineral reserves.

Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are capitalized. Upon commencement of production, these capitalized costs are charged to operations on a unit of production method based upon the proven and probable mineral reserves.

When the net carrying value of a capital asset, less its related asset retirement obligation net of related future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the asset is written down to its fair value. Capital assets are tested for impairment whenever events or circumstances indicate the carrying amount may not be recoverable.

G O O D W I L L

Goodwill is the excess of the cost of the acquired investment over the fair value amounts assigned to the assets acquired and liabilities assumed. Goodwill is tested for impairment annually. An impairment loss would be recognized when the carrying value of the goodwill exceeds its fair value.

R E S E A R C H   A N D   D E V E L O P M E N T

Research costs are charged to earnings in the period in which they are incurred.

Development costs related to products and processes for which the technical and economic feasibilities are established are deferred until commercial production or until the process is in use, at which point they are amortized over the useful life of the asset.

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C A P I T A L I Z E D   I N T E R E S T

Interest is capitalized on major capital projects under development based on the borrowing rate related to the project or the average cost of borrowing.

A S S E T   R E T I R E M E N T   O B L I G A T I O N S

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expense. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement obligation is reviewed by management annually and revised for changes in future estimated costs and regulatory requirements.

F O R E I G N   C U R R E N C Y   T R A N S L A T I O N

Foreign currency denominated transactions are translated at the exchange rate in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at period-end exchange rates and any gain or loss is charged to earnings, except when hedged.

The functional currency and therefore the unit of measure of the Trust’s NYCO operations is the United States dollar. The financial statements of the Mexican component of these operations are remeasured from Mexican pesos into United States dollars using the year-end exchange rate for monetary assets and liabilities, and the historical exchange rates for non-monetary assets and liabilities. Foreign currency revenues and expenses are remeasured at the exchange rate in effect on the dates of the related transactions, except for provisions for depreciation and depletion, which are remeasured on the same basis as the related assets. Foreign currency transaction gains and losses are included in income immediately.

The United States dollar accounts of the NYCO operations are translated into Canadian dollars, the reporting currency of the Trust, using the current rate method. Assets and liabilities are translated using the year-end exchange rates for assets and liabilities, and revenues and expenses are translated at the average exchange rates in effect for the year. Exchange gains or losses arising from translation are recorded in unitholders’ equity as foreign currency translation adjustments.

F I N A N C I A L   I N S T R U M E N T S

The Trust utilizes financial instruments to manage its foreign currency exposure to changes in the U.S. dollar exchange rate. The Trust’s policy is to not employ derivative financial instruments for trading or speculative purposes.

The Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The effectiveness of the hedging relationship is also formally documented and measured.

The gains and losses on derivative instruments used as hedges are recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. The gain or loss is netted against the item that was hedged.

R E V E N U E   R E C O G N I T I O N

Sales revenues are recognized when the risks and rewards of ownership pass to the customer. For coal sales, this occurs when the coal is either loaded onto a train or an ocean going vessel or when it is unloaded at the final destination, depending on the terms of the sales contract. NYCO revenues are recognized upon shipment to customers from the plant or warehouse.

I N C O M E   T A X E S

The Corporation recognizes future tax assets and liabilities based on differences between the value of assets and liabilities in the financial statements and their values for income tax purposes, using substantially enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs. A future tax asset is recognized if it is more likely than not to be realized.

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S T O C K - B A S E D   C O M P E N S A T I O N

The Trust adopted the fair-value method of accounting for stock-based compensation related to unit options for all awards granted, modified or settled on or after January 1, 2003. Prior to this date, the exercise price of stock options issued to employees was equivalent to the market price at the time of the grant; therefore no compensation expense was recognized when the options were issued.

E M P L O Y E E   F U T U R E   B E N E F I T S

The costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. The expected return on plan assets is estimated based on the fair value of plan assets. The projected benefit obligation is discounted using a market interest rate for high quality corporate debt instruments at year-end.

For defined benefit plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments, and the amortization of the amount by which the actuarial gains or losses exceed 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period for adjustments and net actuarial gains or losses is the expected average remaining service lives of employees covered by the various plans.

Costs under defined contribution pension plans are expensed when the contributions are made.

The costs of post-retirement benefits, other than pensions, are recognized on an accrual basis over the estimated remaining service lives of employees.

R E C L A S S I F I C A T I O N

Certain prior years’ figures have been reclassified to conform to the presentation adopted in 2004.

3	CHANGES IN ACCOUNTING POLICIES

A S S E T   R E T I R E M E N T   O B L I G A T I O N S

Effective January 1, 2004, the Trust adopted the CICA Handbook Section 3110, “Asset Retirement Obligations”, and applied the recommendations retroactively. This standard focuses on the recognition, measurement and disclosure of legal obligations and costs associated with the retirement of long-lived capital assets that result from the acquisition, construction, development or normal operation of those assets.

Previously, the Trust accrued for reclamation costs expected to be incurred at the completion of mining activities based on known or estimated costs on an undiscounted unit of production basis.

As a result of the retroactive adoption of this standard, 2002 opening accumulated earnings increased by $9.8 million and net income decreased by $1.0 million. 2003 net income decreased by $2.3 million, capital assets increased by $39.2 million, goodwill decreased by $5.2 million, other long-term liabilities increased by $13.0 million and future income taxes increased by $14.5 million.

G E N E R A L L Y   A C C E P T E D   A C C O U N T I N G   P R I N C I P L E S

CICA Handbook Section 1100, “Generally Accepted Accounting Principles”, became effective for fiscal years beginning on or after October 1, 2003. This standard focuses on what constitutes Canadian Generally Accepted Accounting Principles and its primary sources. Two accounting practices have been changed to correspond to guidance with the primary sources of generally accepted accounting principles.

Revenues are now reported without deductions for sales commissions and freight costs. Commissions are included in selling, general and administration costs and transportation and other costs are included in that caption on the consolidated statement of income. Revenues continue to be shown net of such items as trade or volume discounts,

76 | 2004 Annual Report

the benefits or costs of foreign currency hedging activities, returns and allowances, and claims for damaged goods. This change in classification has no impact on earnings or cash available for distribution and the comparative figures have been restated to conform to the presentation adopted for the current period. Previously, revenues for certain sales transactions were reported net of sales commissions and related transportation and other costs in order to report net revenues on a basis consistent with the majority of sales transactions.

Depreciation, depletion and amortization are now included in the carrying value of inventory. The transitional provisions of adopting this standard require prospective application of changes in accounting policies. Accordingly, effective January 1, 2004, product and raw material inventory increased $10.8 million to include the cost of depreciation, depletion and amortization, with the corresponding credit included in other income. Previously, depreciation, depletion and amortization were treated as period costs.

E M P L O Y E E   F U T U R E   B E N E F I T S

The Trust adopted the new disclosure recommendations of the CICA Handbook section 3461, “Employee Future Benefits”, effective June 30, 2004.

4	DISTRIBUTABLE CASH

Distributable cash is a term defined in the Declaration of Trust and generally refers to the net cash received by the Trust that is available for payment to unitholders’ on a quarterly basis. Available cash generated by the Corporation is the principal contributor to distributable cash of the Trust. The Corporation distributes its available cash to the Trust each quarter, which is derived from results for the quarter and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

CASH AVAILABLE FOR DISTRIBUTION
(millions of Canadian dollars)	Year ended December 31 2004	Ten months ended December 31 2003[1]
Cash flows from operating activities	$269.5	$229.6
Add (deduct):
Decrease in non-cash working capital	(64.2)	(99.5)
Sustaining capital expenditures, net	(25.9)	(8.7)
Capital lease payments	(0.7)	(1.3)
Other	3.5	(1.2)
Cash available for distribution	$182.2	$118.9
Distributions declared and payable	$213.5	$210.3
1 The period from the formation of the Trust to December 31, 2003.

Available cash generated by the Corporation and paid to the Trust is the principal source of distributable cash paid to unitholders. Distributions declared and payable in 2004 include $18.5 million of cash available for distribution carried over from 2003. Two events unique to 2003, and which will not be repeated, provided additional sources of cash amounts paid to unitholders; a special payment under the Arrangement totalling $70.0 million and the cash flow benefit of the draw down of coal product inventory to more normal operating levels contributed $39.8 million.

Distributable cash and cash available for distribution have no standardized meaning and are not defined by generally accepted accounting principles in Canada. Accordingly, distributable cash and cash available for distribution as it is presented above may not be comparable to similarly named measures presented by other trusts.

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5	INVENTORY

	As at December 31
(millions of Canadian dollars)	2004	2003
Product and raw materials	$77.9	$91.7
Stores and materials	35.1	38.6
	$113.0	$130.3

6	CAPITAL ASSETS

	As at December 31, 2004
(millions of Canadian dollars)	Cost	Accumulated Amortization	Net Book Value
Land, buildings and equipment	$792.9	$461.1	$331.8
Mineral properties and development	412.6	109.6	303.0
Capital leases	1.6	0.6	1.0
	$1,207.1	$571.3	$635.8

	As at December 31, 2003
(millions of Canadian dollars)	Cost	Accumulated Amortization	Net Book Value
Land, buildings and equipment	$778.5	$456.9	$321.6
Mineral properties and development	443.2	107.4	335.8
Capital leases	4.6	0.9	3.7
	$1,226.3	$565.2	$661.1

At December 31, 2004, $60.8 million (2003 - $50.3 million) was capitalized for reserves, equipment and coal deposits located on properties not currently being mined, which are not being amortized. During the year, $0.9 million (2003 - nil) of interest was capitalized for projects under construction.

7	OTHER ASSETS

	As at December 31
(millions of Canadian dollars)	2004	2003
Long-term receivables	$9.6	$11.5
Accrued pension benefit (note 9)	8.2	6.8
Deferred charges	1.2	4.3
Other	2.1	4.3
	$21.1	$26.9

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8	LONG-TERM DEBT AND BANKING FACILITIES

LONG-TERM DEBT	As at December 31
(millions of Canadian dollars)	2004	2003
Bank debt
Term variable rate bank loans with interest rates varying from 5.6% to 6.3%	$201.0	$300.0
Other debt
Equipment financing due 2009 bearing interest at 5.1%	5.2	7.1
Capital lease obligations expiring in 2005 with interest rates varying from 5.0% to 7.0%	0.7	2.8
	206.9	309.9
Less current portion	(1.7)	(3.3)
	$205.2	$306.6

The bank debt required $51.0 million to be repaid or refinanced by February 28, 2005 and the remaining $150.0 million by February 28, 2006. In February 2005, the Corporation and EVCP refinanced their existing bank credit facilities. The new agreement provides each entity with a five-year revolving, floating rate, annually extendible facility. The Corporation’s facility is for $400.0 million and EVCP’s facility is for $150.0 million. As a result of this refinancing, the $51.0 million of the existing bank facility due February 28, 2005 is considered long-term at December 31, 2004.

The new facilities are supported by an unsecured guarantee from EVCP, limited in recourse to any partner’s interest in EVCP (other than Fording Inc.) and a general security agreement over the assets of the Corporation including its interest in EVCP.

At December 31, 2004, and assuming the new bank facilities were finalized at that time, the other uses of bank facilities and unused lines of credit are summarized in the following table:

	As at December 31
(millions of Canadian dollars)	2004	2003
Other use of bank facilities
Issued and outstanding letters of credit and guarantee
Fording Inc.	$0.1	$27.5
EVCP (2004: 60% of $71.2 million; 2003: 65% of $31.6 million)	42.7	20.5
	$42.8	$48.0
Unused lines of credit
Fording Inc.	$198.9	$92.5
EVCP (2004: 60% of $78.8 million; 2003: 65% of $88.3 million)	47.3	57.5
	$246.2	$150.0

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9	OTHER LONG-TERM LIABILITIES

	As at December 31
(millions of Canadian dollars)	2004	2003
Asset retirement obligations (note 3)	$68.9	$58.1
Pension and other post-retirement benefits	21.4	21.7
Other, net	1.6	1.8
	$91.9	$81.6

A s s e t   r e t i r e m e n t   o b l i g a t i o n s

Asset retirement obligations are based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses over specific areas as those areas become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. These obligations are funded from cash from general resources at the time reclamation work is completed.

The following table presents the reconciliation of asset retirement obligations:

	As at December 31
(millions of Canadian dollars)	2004	2003
Balance – beginning of year	$58.1	$54.8
Liabilities incurred	12.3	0.7
Liabilities settled	(1.1)	(0.9)
Accretion expense	4.2	3.4
Other	(4.6)	0.1
Balance – end of year	$68.9	$58.1

Asset retirement obligations and costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements. The total undiscounted amount of the estimated obligation is $135.1 million, which using a credit adjusted risk-free rate, results in a discounted obligation of $68.9 million at December 31, 2004.

P e n s i o n   a n d   o t h e r   p o s t - r e t i r e m e n t   b e n e f i t   o b l i g a t i o n s

	As at December 31
(millions of Canadian dollars)	2004	2003
Pensions	$9.2	$10.3
Other post-retirement benefits	12.2	11.4
	$21.4	$21.7

Substantially all employees participate in either a defined benefit or defined contribution pension plan.

There are several defined contribution plans which provide for some matching by the employees. Two of these plans are for the Trust’s NYCO operations in the United States, and the remaining relate to the Elk Valley Coal

80 | 2004 Annual Report

operations. The cost of these plans for the year ended December 31, 2004 was $2.4 million (2003 - $1.9 million; 2002 - $1.3 million), which includes the employer contributions and payments to third-party service providers.

There are six defined benefit plans, all of which are non-contributory. Three of these plans are for the Trust’s Elk Valley Coal operations while the other three relate to the NYCO operations in the United States. The benefits are determined using two alternative methodologies depending on the plan. Under the “best average pay plan” the pension benefit is determined by applying a formula to the best average earnings over a given period. Under the “flat benefit”, the pension benefit is a fixed dollar amount per month for each year of service. The defined benefit plan liabilities have been updated to reflect actuarial economic assumptions at December 31, 2004.

Five of the defined benefit plans had actuarial valuations completed as at December 31, 2003 and one plan was completed at December 31, 2002. Under the applicable legislation, actuarial valuations are to be completed on a three-year cycle in Canada, and annually in the United States. The purpose of the actuarial valuation is to confirm the actuarial liability relating to members in the plan and establish the contributions that are required to be made in order to fund the plan from the date of the actuarial valuation to the effective date of the next actuarial valuation.

Annual contributions are made on the basis of not less than the minimum amounts required by legislation. Contributions are expected to be $5.2 million for the year ending December 31, 2005.

Defined benefit pension expense includes the following components:

	As at December 31
(millions of Canadian dollars)	2004	2003	2002
Current service cost of benefits earned by employees in the period	$4.6	$4.2	$5.6
Interest cost on projected benefit obligation	8.1	7.2	9.2
Actual return on pension fund assets	(12.7)	(12.3)	11.2
Difference between actual and expected rate of return on plan assets	5.8	6.2	(18.5)
Amortization of actuarial gains	0.6	0.7	—
Amortization of past service costs	0.8	0.8	0.8
Other	—	0.1	0.4
Net pension expense	$7.2	$6.9	$8.7

The “corridor approach” is used to account for defined benefit pension plans. This allows for the deferral and amortization of certain actuarial gains or losses and past service costs. If this methodology was not employed, the following expense would represent the net pension expense on the income statement:

	As at December 31
(millions of Canadian dollars)	2004	2003	2002
Net pension expense above	$7.2	$6.9	$8.7
Amounts deferred for later recognition:
Difference between expected and actual return on plan assets	(5.8)	(6.2)	18.5
Amortization of past service costs	(0.8)	(0.8)	(0.8)
Difference between amortization of actuarial losses (gains) and actuarial losses (gains) incurred	21.1	(1.0)	11.1
Adjusted net pension expense	$21.7	$(1.1)	$37.5

2004 Annual Report | 81

Information about the defined benefit pension plans, in aggregate, is as follows:

	Years ended December 31
(millions of Canadian dollars)	2004	2003

Changes in benefit obligations
Benefit obligations – beginning of year	$118.1	$143.1
Actuarial revaluation	10.0	—
Current service cost	4.6	4.2
Interest cost	8.1	7.2
Benefits paid	(5.3)	(7.1)
Decrease in discount rate	10.6	—
Changes resulting from the Arrangement	—	(27.8)
Other	(6.3)	(1.5)
Benefit obligations – end of year	139.8	118.1

Change in fund assets
Fair value of fund assets – beginning of year	101.4	117.5
Actual return on fund assets	12.7	12.3
Employer contributions	9.4	4.4
Benefits paid	(5.3)	(7.1)
Changes resulting from the Arrangement	—	(22.8)
Other	(5.6)	(2.9)
Fair value of fund assets – end of year	112.6	101.4

Funded status – plan deficit	(27.2)	(16.7)
Unamortized prior service cost	2.0	2.8
Unamortized net actuarial loss	24.2	10.4
Accrued benefit liability	$(1.0)	$(3.5)

Represented by:
Accrued benefit assets (note 7)	$8.2	$6.8
Accrued pension liability	(9.2)	(10.3)
	$(1.0)	$(3.5)

Included in the above accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of the plans that are not fully funded:

	As at December 31
(millions of Canadian dollars)	2004	2003
Benefit obligation	$(130.5)	$(109.0)
Fair value of fund assets	101.0	89.9
Funded status – plan deficit	$(29.5)	$(19.1)

82 | 2004 Annual Report

Pension fund assets consist of the following investments based on fair market values:

	As at December 31
(millions of Canadian dollars)	2004	2003
Cash and cash equivalents	$6.5	$11.1
Fixed income	34.9	30.3
Canadian equity	37.5	32.7
U.S. equity	21.9	18.6
European, Australian and Far East equity	11.8	8.7
	$112.6	$101.4

Included in the above defined benefit assets are investments in related parties which are 0.6% of the total fair market value at December 31, 2004.

Actuarial assumptions used to calculate the defined benefit pension expense and benefit obligations and post-retirement benefit expense and obligations are:

	Years ended December 31
	2004	2003	2002
Discount rate for plan expense	6.5%	6.5%	6.5%
Discount rate for plan obligations	6.0%	6.5%	6.5%
Projected future salary increases	4.0%	3.0%	3.0%
Expected rate of return on fund assets	6.5%	6.5%	6.5%
Projected health care increases:
Provincial	3.0%	3.0%	3.0%
Extended care	10.0%	10.5%	10.5%
Assumed health care cost trend rate*	10.0% to 5.0%	10.5% to 5.0%	10.5% to 5.0%
*Ultimate trend rate expected to be achieved in 2014

In addition to pension benefits, other post-retirement benefits including health-care and life-insurance benefits are provided for retired employees. These benefits are unfunded. For the year ended December 31, 2004, the net costs of post-retirement benefits that are included in selling, general and administrative expense amounted to:

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Current service costs	$0.7	$0.4	$0.6
Interest costs on projected benefit obligation	0.9	0.6	1.0
Changes to post-retirement benefits available	—	(0.7)	—
Changes resulting from the Arrangement	—	(0.8)	—
	$1.6	$(0.5)	$1.6

S e n s i t i v i t i e s

A one percentage point change in health care costs would have the following impact on the components of other post-retirement benefit obligations:

(millions of Canadian dollars)	1% increase	1% decrease
Increase (decrease) in total service and interest cost	$0.1	$(0.1)
Increase (decrease) in benefit obligation	$0.6	$(0.5)

2004 Annual Report | 83

10	INCOME TAXES

Income tax expense is made up of the following components:

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Current income taxes:
Canadian income taxes	$2.6	$5.7	$20.7
Provincial mineral taxes and Crown royalties	11.7	14.6	21.3
Foreign income taxes	4.0	2.3	0.3
	18.3	22.6	42.3
Future income tax (recovery)	(31.3)	(22.0)	6.8
Total income taxes	$(13.0)	$0.6	$49.1

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense:

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Expected income tax expense at Canadian statutory tax rate of 40.5% (2003 – 40.6%; 2002 – 42.7%)	$55.5	$66.0	$(17.8)
Increase (decrease) in taxes resulting from:
Loss on reduction of interest in EVCP	15.2	—	—
Provision for asset write-down	—	—	59.6
Mineral taxes	11.7	14.6	21.3
Resource allowance	(14.8)	(11.6)	(7.8)
Reduction in tax rate	—	(26.5)	(0.2)
Trust distributions	(79.3)	(56.8)	—
Losses not tax affected	0.9	2.3	1.8
Large corporation tax	2.7	0.7	0.7
Foreign tax rate differentials	(1.0)	0.9	0.2
Other	(3.9)	11.0	(8.7)
Income tax expense	$(13.0)	$0.6	$49.1

The temporary difference comprising the future income tax assets and liabilities are as follows:

	As at December 31
(millions of Canadian dollars)	2004	2003
Future income tax assets
Liabilities carrying value in excess of tax basis	$6.4	$4.0
Asset retirement obligations	25.0	21.4
Canadian tax loss carry forwards	35.1	—
Other	8.6	12.8
Future income tax assets	75.1	38.2
Future income tax liabilities
Capital assets carrying value in excess of tax basis	237.2	229.8
Other	18.3	20.3
Future income tax liabilities	255.5	250.1
Net long-term future income tax liability	$180.4	$211.9

84 | 2004 Annual Report

As at December 31, 2004 Canadian income tax loss carry forwards total $226.8 million and expire in the years 2010 and 2011. For future income tax purposes, these losses were off-set by $140.1 million of accrued taxable income contributed by EVCP. The Corporation has recorded a future tax asset of $35.1 million to reflect the benefit of the remaining loss carry forwards on the basis that they are more likely than not to be realized in future periods.

A foreign subsidiary has income tax loss carry forwards of $47.2 million, which expire in the years 2008 through 2010. No future tax asset has been recorded for the loss carry forwards on the basis that they are not likely to be realized in future periods.

11	COMMITMENTS AND CONTINGENCIES

F o r e i g n   e x c h a n g e   f o r w a r d   c o n t r a c t s

To manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of U.S. dollars are exchanged into Canadian dollars. The following table summarizes the Corporation’s outstanding hedged positions at December 31, 2004.

	Amount Hedged (millions of U.S. dollars)
	Elk Valley Coal		Fording Inc.	Trust’s Total	Average Exchange Rates
Year	100%	60%			(U.S.$1=CDN$)	(CDN$1=U.S.$)
2005	$355	$213	$216	$429	1.40	0.71
2006	95	57	53	110	1.44	0.69
2007	—	—	16	16	1.46	0.69
	$450	$270	$285	$555

At December 31, 2004, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $116.2 million (2003 - $124.1 million; 2002 - unrealized loss of $111.3 million) based on the U.S. / Canadian dollar exchange rate of U.S.$0.83. The Trust’s portion of realized gains on foreign exchange included in revenues in 2004 was $82.7 million (2003 - $41.4 million; 2002 - realized loss of $83.5 million).

L e a s e s

EVCP leases various mining equipment, vehicles and rail cars at several of its operations. The minimum lease payments are payable in both Canadian and U.S. dollars and at December 31, 2004 the Trust’s portion of these minimum payments is as follows:

(millions of dollars)	U.S. $	CDN $	Total CDN$ Equivalent
2005	$1.5	$10.0	$11.8
2006	1.5	2.9	4.7
2007	1.5	0.7	2.5
2008	1.5	0.7	2.5
2009 and thereafter	1.7	0.3	2.4
	$7.7	$14.6	$23.9

U.S. dollar commitments have been translated to the Canadian dollar equivalent at the year-end U.S. / Canadian dollar exchange rate of U.S.$0.83.

C r e d i t   r i s k   m a n a g e m e n t

Export-coal sales represent the principal component of EVCP’s revenues. Coal is sold under contract or in the spot market to approximately 60 customers worldwide, which are primarily steel producers. Coal sales are contracted in U.S. dollars and terms of payment vary from three to 60 days. To manage its credit risk, EVCP obtains,

2004 Annual Report | 85

to the extent practical, either export trade credit insurance or confirmed irrevocable letters of credit. Credit risk for wollastonite trade receivables is limited by the large and diversified customer base.

The Trust, directly and through its interest in EVCP, is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Trust and EVCP deal with counterparties of high credit quality to mitigate risk of non-performance. In addition, the Trust does not believe that there are any significant concentrations of credit risk.

F a i r   v a l u e s

The carrying amounts of short-term financial assets and liabilities as presented in the balance sheet are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt of $205.2 million at December 31, 2004 is considered to be a reasonable estimate of fair value due to the floating interest rate of the debt.

The book value of unitholders’ equity of $282.0 million at December 31, 2004 is stated at historical amounts. The fair market value of the Trust’s outstanding units, or its market capitalization, was $4.5 billion based on the number of units outstanding and the closing price of units traded on the Toronto Stock Exchange on the same date.

S e c u r i t i z a t i o n   o f   r e c e i v a b l e s

EVCP has entered into an agreement, allowing it to sell on a non-recourse basis certain of its U.S. dollar receivables for 100% of the invoiced amount less the applicable market financing rate as applied to the period from the date of discount to the date of maturity of the receivable. In selling a receivable, EVCP assigns ownership of the receivable and its interest in any applicable trade credit insurance coverage. Deductibles under the insurance policy are the responsibility of EVCP. The cost of the discounting is recorded as other expense. The Trust’s share of receivables sold in 2004 amounted to U.S.$189.1 million (2003 - U.S.$264.3 million). The Trust’s portion of accounts receivable sold and outstanding under this agreement as at December 31, 2004 amounted to U.S.$13.9 million (2003 - U.S.$24.4 million).

E l k v i e w   P a r t n e r s h i p

A letter of intent has been entered into between EVCP, Nippon Steel Corporation (NSC) and POSCO which contemplates that NSC and POSCO will each acquire a 2.5% equity interest in the Elkview mine for proceeds of U.S.$25 million. Closing of the transaction is subject to board approvals, due diligence, the negotiation and settlement of binding agreements and other customary conditions.

W e s t b o u n d   r a i l   r a t e s

Rail service to the five mines located in the Elk Valley is provided by the Canadian Pacific Railway Company (CPR). Service to the Fording River, Greenhills and Coal Mountain mines is provided pursuant to an agreement expiring March 31, 2007. The agreement provides for rail rates to be adjusted annually based on the rail rates paid by the Elkview and Line Creek mines. The agreements for rail service to the Elkview and Line Creek mines expired March 31, 2004 and Elk Valley Coal and CPR disagree on the manner in which freight rates for coal shipped to west coast ports from the five mines is to be determined. Legal proceedings in relation to the dispute have been initiated by CPR in both the Alberta Courts and before the Canadian Transportation Agency. In January 2005, Elk Valley Coal and CPR agreed to engage in a confidential non-binding mediation process to attempt to resolve the dispute; discussions are ongoing at the time of this report.

As at December 31, 2004, a reasonable provision for rail rates has been accrued.

CPR has stated that the dispute is not expected to adversely affect the shipment of coal from the Elk Valley mines. Regardless of the outcome of the dispute, future rail rates charged to Elk Valley Coal are expected to increase in 2005 as compared to 2004.

C a r d i n a l   R i v e r   o p e r a t i o n s

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at the Cardinal River operations. A number of environmental organizations have applied to the Federal Court seeking a further

86 | 2004 Annual Report

environmental assessment of the project and challenging certain federal authorizations that the project has received. The Federal Court is expected to hear the applications in June 2005. In addition, an individual appealed certain approvals issued by Alberta Environment in connection with the project. The Environmental Appeal Board heard the appeal in mid-January and the parties are awaiting a decision.

While unanticipated, negative decisions related to these legal issues could impact future operations at the site, EVCP continues to monitor progress on these legal issues, and does not expect that outcomes from these proceedings represent a material risk to the ongoing mining of the Cheviot Creek pit.

C h a n g e   o f   c o n t r o l   a g r e e m e n t s

Old Fording entered into Change of Control Agreements (agreements) with certain members of its senior management in connection with becoming a public company in 2001. Seven of the agreements were assumed by EVCP under the Arrangement. The Arrangement also constituted a change in control for the purposes of the agreements. If an executive who is a party to an agreement resigns or is terminated without cause prior to March 1, 2006, such executive will be entitled to the severance benefits provided for by the agreement. The severance benefits generally provide for two years salary, benefits and bonuses except that the former President and Chief Executive Officer of Old Fording is entitled to three years salary, benefits and bonuses.

As of December 31, 2004, four executives had exercised their agreements including the former President and Chief Executive Officer of Old Fording. Of the three remaining agreements, one has been extended to permit the executive to be entitled to the severance benefits if the executive resigns or is terminated without cause prior to March 1, 2009. No provision has been accrued for the contingent liability related to the agreements that were outstanding on December 31, 2004. The liability is charged to earnings in the period in which the resignation, retirement or termination occurs. The Trust’s share of the contingent liability, which is dependent on the achievement of certain future financial results, ranges between $5.0 million to $7.0 million. Compensation expense related to these agreements of $6.9 million (2003 - $2.9 million) was recorded in selling, general and administration expenses during 2004.

N e p t u n e   T e r m i n a l s   g u a r a n t e e / a s s e t   r e t i r e m e n t   o b l i g a t i o n s

By virtue of its ownership in Neptune Terminals EVCP is required to guarantee its share of bank indebtedness of the terminal. The Trust’s proportionate share of the guarantee was $10.3 million. The Trust’s share of Neptune Terminal’s asset retirement obligation was $6.9 million at December 31, 2004.

O t h e r

During the normal course of business activity, the Trust is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Trust in respect of these actions and proceedings not to be material.

12	UNITHOLDERS’ EQUITY

A u t h o r i z e d

The Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the Trust. All units share equally in all distributions from the Trust and carry equal voting rights.

No conversion, retraction or pre-emptive rights are attached to the units. Trust units are redeemable at the option of the unitholder at a price that is the lesser of 90% of the average closing price of the units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

2004 Annual Report | 87

T r u s t   u n i t s

(millions of units and Canadian dollars)	Units	Shares	Amount
Balance at December 31, 2002	—	50.7	$122.4
Shares issued under stock option plans	—	0.1	0.5
Shares repurchased as part of the Arrangement	—	(10.7)	(26.0)
Small non-board lot shares repurchased	—	(0.1)	(0.1)
Units exchanged for shares of the Corporation	40.0	(40.0)	—
Units issued for Luscar/Consol assets	6.4	—	224.0
Units issued on exercise of options	0.5	—	11.8
Payments arising under the Arrangement	—	—	(75.3)
Balance at December 31, 2003	46.9	—	257.3
Units issued on exercise of options	0.1	—	0.8
Units issued pursuant to units offering	2.0	—	99.0
Other	—	—	0.6
Balance at December 31, 2004	49.0	—	$357.7

In April 2004, the Trust issued 2.0 million units from treasury at $52.50 per unit. The units offering provided net proceeds of $99.0 million, which was used to repay a portion of long-term bank debt.

The following transactions occurred as a result of the Arrangement in 2003:

  Repurchase and cancellation of 10.7 million Old Fording shares at $35.00 per share for a total consideration of $375.0 million. Capital stock was charged $26.0 million for the average carrying value for the shares redeemed and the remaining $349.0 million was charged to retained earnings.
  Repurchase and cancellation of 0.1 million Old Fording small non-board lot shares at $33.33 per share for a total consideration of $2.1 million. Capital stock was charged $0.1 million for the average carrying value and retained earnings were charged with the remaining $2.0 million.
  Exchange of 40.0 million shares of Old Fording for an equivalent number of units of the Trust.
  Issuance of 6.4 million units at $35.00 per unit in partial consideration for the metallurgical coal assets from the Luscar/CONSOL joint ventures.
  Payments in aggregate, of $75.3 million were made to Sherritt, OTPP, Teck Cominco, Westshore Terminals and CONSOL under the Arrangement.

A c c u m u l a t e d   c a s h   d i s t r i b u t i o n s

(millions of Canadian dollars)	Year ended December 31 2004	Ten months ended December 31 2003[1]
Opening accumulated cash distributions	$210.3	$—
Distributions declared and payable	213.5	210.3
Closing accumulated cash distributions	$423.8	$210.3
1 The period from the formation of the Trust to December 31, 2003

Accumulated cash distributions exceed accumulated earnings of the Trust. Further, payments to unitholders’ from cash available for distribution have exceeded net income. If this situation remains unchanged, unitholders equity will continue to decline from present levels. In addition, the Arrangement that occurred in 2003 resulted in the assets and liabilities of the Trust being recorded at the historical net book values recorded by Old Fording. At

88 | 2004 Annual Report

the time of the Arrangement, the market capitalization of the Trust was $1.4 billion and its net book value was $300.0 million. If the assets had been revalued at that time, the relative impact of cash distributions on unitholders’ equity would not be as significant.

F o r e i g n   c u r r e n c y   t r a n s l a t i o n   a d j u s t m e n t s

	As at December 31
(millions of Canadian dollars)	2004	2003
Balance – beginning of year	$13.4	$34.5
Change in foreign currency translation rates on foreign subsidiaries	(5.9)	(21.1)
Balance – end of year	$7.5	$13.4

E a r n i n g s   p e r   u n i t

In calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The weighted average number of units outstanding in 2004 for purposes of calculating earnings per unit on a basic and fully diluted basis was 48.5 million units (2003 – 47.4 million; 2002 – 51.4 million).

Earnings per unit are calculated based upon a continuity of interest from Old Fording to the Trust. The effect of this is to treat shares and units interchangeably.

For the year ended December 31, 2002, the dilutive effect of 0.2 million stock options was excluded from the diluted earnings per shares calculations on the basis that they would have been anti-dilutive to the loss per share.

13	UNIT-BASED COMPENSATION

The Trust has three unit-based compensation arrangements, including an exchange option plan, an employee unit purchase plan and a unit equivalent plan for Trustees and Directors. Certain exchange options also have accompanying unit appreciation rights. These plans resulted in compensation expense of $2.3 million in 2004 (2003 – $0.9 million; 2002 – $3.4 million).

E x c h a n g e   O p t i o n   P l a n

Under the Arrangement, all options to purchase common shares of Old Fording were exchanged for options to purchase units of the Trust under the exchange option plan. The Trust has not granted any options since its formation.

	Unit Options		Stock Options		Directors Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Options – Jan. 1, 2003	—	$—	695,188	$19.73	80,000	$25.28
Exchanged for unit options	713,210	18.35	(633,210)	20.48	(80,000)	25.28
Exercised	(624,498)	18.93	(41,769)	11.83	—	—
Cancelled or expired	(3,394)	6.78	(20,209)	12.72	—	—
Outstanding – Dec. 31, 2003	85,318	14.56	—	—	—	—
Exercised	(34,386)	16.19	—	—	—	—
Cancelled or expired	(2,985)	7.84	—	—	—	—
Outstanding – Dec. 31, 2004	47,947	$13.81	—	$—	—	$—

2004 Annual Report | 89

At December 31, 2004, the details of options outstanding, all of which are exercisable, were as follows:

Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$7 – 10	22,972	4.0	$9.08
11 – 13	14,405	2.9	11.74
18 – 28	10,570	7.3	26.92
$7 – 28	47,947	4.4	$13.81

E m p l o y e e   U n i t   P u r c h a s e   P l a n

An employee unit purchase plan is in place whereby contributions by employees of the Corporation and EVCP are used to purchase units of the Trust on the open market for the employee. The cost of the plan is included in the compensation expense, and is recognized over a one-year vesting period.

The plan allows all employees to contribute up to 6% of their base earnings while the employer contributes $1 for every $3 contributed by the employee.

The total number of units purchased on behalf of the employees, including the employer’s contributions, was 32,619 units (2003 – 62,910 units; 2002 – 134,693 units) with the Trust’s portion costing $0.3 million (2003 – $0.3 million; 2002 – $1.3 million).

U n i t   E q u i v a l e n t   P l a n

A unit equivalent plan is in place for Trustees and Directors. Trustees and Directors receive a portion of their compensation in unit equivalents. The unit equivalents are granted at fair market value, which is determined using the five-day weighted average trading price of a unit immediately preceding the award date and vest over a one-year period. There were 7,856 units awarded during the year (2003 – 20,790 units). The total charge to income for the year was $2.0 million (2003 – $0.6 million) and included the cost of vested unit equivalents and any changes in the fair value of the units during the year.

14	OTHER, NET

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Interest and investment income	$3.1	$4.9	$0.1
Change in inventory valuation (note 3)	10.8	—	—
Provision for asset write-down	—	—	(140.0)
Other	3.1	1.2	—
	$17.0	$6.1	$(139.9)

P r o v i s i o n   f o r   a s s e t   w r i t e - d o w n

In 2002, Old Fording assessed the recoverability of its investment in the NYCO operations in Mexico following a history of operating losses and uncertainty around future improvement. The projected undiscounted future net cash flows of these assets were less than the carrying value. Accordingly, a provision for asset impairment of $140.0 million was recorded. Estimates of undiscounted future net cash flows are subject to significant uncertainties and assumptions, therefore actual results could vary significantly from such estimates. The excess of tax basis over net book value created by the write-down was not recognized. The only tax effect recognized on the write-down was the reversal of a $2.8 million future tax liability associated with related assets recorded in Canada. The write-down has been reflected in the asset balance of the NYCO segment in note 18.

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15	GAIN (LOSS) ON CORPORATE REORGANIZATION

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Corporate reorganization
Reduction of interest in EVCP	$(37.5)	$—	$—
Gain on sale of interest in EVCP	—	70.7	—
Reorganization costs related to the Arrangement	—	(22.0)	(11.5)
	$(37.5)	$48.7	$(11.5)
Discontinued operations
Gain on sale of assets, net of taxes (2003 – $56.3)	$—	$76.0	$—
Earnings prior to disposal, net of taxes (2003 – $1.4; 2002 – $6.0)	—	2.7	18.9
	$—	$78.7	$18.9

R e d u c t i o n   o f   i n t e r e s t   i n   E V C P

EVCP was initially owned 65% by the Trust and 35% by Teck Cominco, the Managing Partner. The agreement governing EVCP provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies from the combination of various metallurgical coal assets contributed to EVCP exceed certain target levels. The June 2004 report of an independent expert engaged by the partners concluded that sufficient synergies had been realized to increase Teck Cominco’s interest to 40%.

The Trust and Teck Cominco agreed that substantial synergies were achieved. As a result, the partners agreed that the Trust’s distribution entitlement was reduced to 62% effective April 1, 2004, and will be reduced to 61% on April 1, 2005, and 60% on April 1, 2006, as the benefits of synergies flow through to unitholders. Teck Cominco’s entitlements will increase correspondingly over the same period.

A net $37.5 million non-cash charge to earnings was recorded in the second quarter of 2004 to account for the entire 5% reduction of the Trust’s interest in EVCP. This charge was reduced by an estimate of cash to be received for the additional distribution entitlements of 2% for the year ended March 31, 2005 and 1% for the year ended March 31, 2006. These additional distribution entitlements will be included in cash available for distribution over the next two years.

Results of operations commencing with the second quarter of 2004 reflect the Trust’s 60% interest in EVCP, while results from February 28, 2003 to March 31, 2004 include the 65% interest.

G a i n   o n   s a l e   o f   i n t e r e s t   i n   E V C P

During 2003, the Corporation contributed its metallurgical coal assets, which included Old Fording’s interests in its three mines and the metallurgical coal assets purchased from the Luscar/CONSOL joint ventures, and the liabilities and obligations related to these assets, in exchange for a 65% interest in EVCP and $125.0 million as part of the Arrangement. This transaction resulted in a $70.7 million gain to the Trust.

The Trust incurred costs of $22.0 million in 2003 and $11.5 million in 2002 related to the Arrangement.

D i s c o n t i n u e d   o p e r a t i o n s

During 2003, the Prairie assets of Old Fording were sold for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain of the assets beyond current levels of up to 5% of gross revenue from such expansion. This sale resulted in a $132.3 million gain, before taxes of $56.3 million. These assets have been classified as discontinued operations.

The income net of taxes from these operations for 2003 prior to the sale was $2.7 million and $18.9 million in 2002.

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During 2002 the Corporation expensed $8.2 million of capitalized costs relating to a proposed power project. Due to the state of economic and environmental uncertainties in the power industry the future recovery of the project costs was uncertain. This project is part of discontinued operations in 2002.

16	SUPPLEMENTAL INFORMATION

C h a n g e s   i n   n o n - c a s h   w o r k i n g   c a p i t a l

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Decrease (increase) in current assets
Accounts receivable	$(6.2)	$(20.4)	$6.8
Inventory	18.6	44.5	(32.9)
Prepaid expenses	(0.9)	7.3	(3.4)

Increase (decrease) in current liabilities
Accounts payable, excluding capital accruals	47.2	9.3	(3.5)
Other	5.5	(4.8)	1.5
	$64.2	$35.9	$(31.5)

F i n a n c i n g   a c t i v i t i e s   r e l a t e d   t o   d i s t r i b u t i o n s   a n d   d i v i d e n d s

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Distributions declared	$(213.5)	$(210.3)	$—
Dividends declared	—	—	(28.2)
Increase in distributions payable	16.8	46.9	—
Distributions or dividends paid	$(196.7)	$(163.4)	$(28.2)

I n t e r e s t   i n   j o i n t   v e n t u r e s

A portion of the Corporation’s mining activities are conducted through its interests in joint ventures. As disclosed in note 2, these are accounted for on a proportionate consolidation basis. The financial statements include the Corporation’s proportionate share of joint venture activities as follows but do not include results from discontinued operations that were conducted through joint ventures.

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Revenues	$1,089.7	$866.8	$101.3
Operating and other expenses	930.2	761.1	101.3
Net income	$159.5	$105.7	$—

Current assets	$224.1	$188.5	$26.3
Long-term assets	559.3	574.0	117.9
Current liabilities	127.2	82.2	11.1
Long-term obligations	93.1	86.5	—

Cash from operating activities	263.0	174.9	8.1
Cash used in (from) financing activities	(60.6)	(24.7)	(17.5)
Cash used in investing activities	(161.1)	(133.1)	25.6

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C a s h   t r a n s a c t i o n s

The following amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

	Years ended December 31
(millions of Canadian dollars)	2004	2003	2002
Income taxes paid	$21.1	$26.2	$59.1
Interest paid	$13.3	$15.3	$5.5

17	RELATED PARTY TRANSACTIONS

Subsequent to the Arrangement, EVCP entered into an agreement with its Managing Partner for the provision of certain management services in the ordinary course of business. EVCP also sells coal to the Managing Partner at market prices. The Trust’s share of related party revenues for 2004 were $3.1 million (2003 – $1.8 million). Cost of sales included $0.7 million (2003 – $0.8 million) and selling, general and administrative expense included $0.3 million (2003 – $0.1 million). Also, EVCP accepted the transfer of the Quintette mine assets and purchased certain other assets of the Managing Partner related to the Quintette mine on December 31, 2004. The purchased assets were aquired at fair market value, and the Trust’s share of the cost was $1.3 million. The transfer of Quintette mine assets, including the real property, coal leases, permits and licenses was provided for in the Arrangement and was to occur when the Managing Partner had completed the reclamation of the mine site. EVCP agreed to an earlier transfer of the Quintette mine assets before reclamation was completed in return for an agreement by the Managing Partner to complete the reclamation and provide EVCP with an indemnity against any liability arising from the early transfer. Related party receivables and payables with the Managing Partner were $0.4 million and $0.2 million respectively at December 31, 2004.

EVCP makes shipments of coal through Neptune Terminals in the normal course of operations, on a cost of service basis. The Trust’s share of these costs are included in transportation and other costs and totalled $8.7 million during 2004 (2003 – $8.3 million). Related party receivables and payables related to this entity were $0.2 million and $2.0 million respectively at December 31, 2004.

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18	SEGMENT INFORMATION

	Elk Valley Coal			NYCO			Corporate			Total
(millions of Canadian dollars)	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
Earnings
Revenues
Canada domestic	$42.0	$37.3	$40.5	$—	$—	$—	$—	$—	$—	$42.0	$37.3	$40.5
Canada export	1,076.4	958.3	773.3	—	—	—	—	—	—	1,076.4	958.3	773.3
Foreign	—	—	—	49.1	48.1	55.7	—	—	—	49.1	48.1	55.7
	1,118.4	995.6	813.8	49.1	48.1	55.7	—	—	—	1,167.5	1,043.7	869.5
Cost of product sold	(428.2)	(422.0)	(310.7)	(26.2)	(26.8)	(30.8)	—	—	—	(454.4)	(448.8)	(341.5)
Transportation and other	(442.2)	(378.4)	(318.4)	(7.0)	(6.2)	(7.9)	—	—	—	(449.2)	(384.6)	(326.3)
Selling, general and administration	(20.3)	(14.9)	(8.6)	(5.2)	(5.6)	(6.7)	(7.3)	(5.4)	(7.2)	(32.8)	(25.9)	(22.5)
Depreciation and depletion	(53.0)	(53.0)	(51.6)	(5.0)	(5.7)	(10.7)	(2.7)	(2.6)	(1.6)	(60.7)	(61.3)	(63.9)
Income (loss) from operations	174.7	127.3	124.5	5.7	3.8	(0.4)	(10.0)	(8.0)	(8.8)	170.4	123.1	115.3
Interest expense	(1.1)	(2.1)	—	(0.1)	(0.1)	(0.5)	(11.6)	(12.9)	(5.1)	(12.8)	(15.1)	(5.6)
Other income (expense)	12.3	1.8	0.1	0.5	—	(133.3)	4.2	4.3	(6.7)	17.0	6.1	(139.9)
Corporate reorganization	—	—	—	—	—	—	(37.5)	48.7	(11.5)	(37.5)	48.7	(11.5)
Income taxes (expense) recovery	15.4	1.8	(49.0)	(2.4)	(2.4)	(0.9)	—	—	—	13.0	(0.6)	(49.1)
Income (loss) before discontinued operations	$201.3	$128.8	$75.6	$3.7	$1.3	$(135.1)	$(54.9)	$32.1	$(32.1)	$150.1	$162.2	$(90.8)

Assets Employed
Canadian	$785.9	$853.9	$656.8	$—	$—	$—	$87.3	$40.4	$116.4	$873.2	$894.3	$773.2
Foreign	—	—	—	95.0	105.1	136.2	—	—	—	95.0	105.1	136.2
Total	$785.9	$853.9	$656.8	$95.0	$105.1	$136.2	$87.3	$40.4	$116.4	$968.2	$999.4	$909.4

Capital Expenditures
Canadian	$71.6	$11.0	$30.6	$—	$—	$—	$—	$7.5	$17.3	$71.6	$18.5	$47.9
Foreign	—	—	—	1.2	1.9	3.6	—	—	—	1.2	1.9	3.6
Total	$71.6	$11.0	$30.6	$1.2	$1.9	$3.6	$—	$7.5	$17.3	$72.8	$20.4	$51.5

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The Trust had two operating segments at the end of 2004, Elk Valley Coal, and NYCO.

Elk Valley Coal’s principle activities are the mining and processing of metallurgical coal for export. Subsequent to February 28, 2003, this segment represents the Trust’s indirect 65% interest in EVCP until April 1, 2004, and 60% interest thereafter. Prior to February 28, 2003, this segment was referred to as the Mountain Operations and consisted of three mines: Fording River, Greenhills and Coal Mountain.

NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.

Corporate costs, hedging gains and losses, and other items recorded in the Corporation but related to a particular segment are included in that segment as appropriate.

Prior to February 28, 2003, Old Fording had a third operating segment. The Prairie Operations primarily mined thermal coal for mine-mouth power plants and collected royalties from third-party mining at Old Fording’s mineral reserves. This operating segment was sold as part of the Arrangement and results have been reflected as discontinued operations for comparative purposes.

The Trust’s reportable segments are distinct strategic business units that offer different products and services. They are managed separately due to the different operational and marketing strategies required for each segment. Information by segment is provided in the above table.

The accounting policies used in these operating segments are the same as those described in the summary of significant accounting policies in note 2. Total assets and additions to capital assets related to discontinued operations are included in corporate and other.

The number of customers who account for greater than 10% of revenues are as follows:

	Years ended December 31
	2004	2003	2002
Number of customers contributing greater than 10% of metallurgical coal segment revenues	1	1	2
% of revenue from these customers	10.2%	10.3%	26.9%

E c o n o m i c   d e p e n d e n c e

Substantially all of EVCP’s export coal is transported to customers and port facilities by one rail company for which there are limited alternatives. Most of the EVCP’s export sales were loaded through one port facility, for which there are limited cost-effective alternatives. The cost of securing additional facilities and services of this nature would significantly increase transportation and other costs. In addition, interruption of rail or port

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services would significantly limit EVCP’s ability to operate. To the extent that alternative sources of transportation and port services could be found, it would increase transportation and other costs.

19	UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements of the Trust have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and United States GAAP (U.S. GAAP) relating to measurement and recognition are explained below, along with their effect on the Trust’s statements of consolidated income and consolidated balance sheets. There are no material differences on the consolidated statements of cash flows. Certain additional disclosures as required under U.S. GAAP have not been provided as permitted by the rules of the Securities and Exchange Commission (SEC).

A )   D e r i v a t i v e   i n s t r u m e n t s   a n d   h e d g i n g

For U.S. GAAP purposes, the Trust adopted FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (FAS 133) effective January 1, 2001. FAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives’ fair values are recognized in current period net income unless specific hedge accounting criteria are met. As of December 31, 2001, management had not designated any instruments as hedges for U.S. GAAP purposes under FAS 133. Effective January 1, 2002, the Corporation chose to designate all new foreign exchange forward contracts as hedges under FAS 133 and implement hedge accounting for those contracts. Forward contracts designated as hedges will not impact current period earnings under U.S. or Canadian GAAP.

B )   S t a r t - u p   c o s t s

U.S. GAAP requires that expenses associated with the start-up of an operation be recognized in income during the period that the costs are incurred. Under Canadian GAAP, start-up costs are capitalized and amortized over future periods.

C )   E m p l o y e e   f u t u r e   b e n e f i t s

In accordance with FASB Statement No. 87 “Employers’ Accounting for Pensions” an additional pension liability was recorded for underfunded pension plans representing the excess of unfunded accumulated benefit obligations over the pension assets recorded under Canadian GAAP. The increase in liabilities required for U.S. GAAP is charged or credited to other comprehensive income net of related income taxes.

D )   C o m p r e h e n s i v e   i n c o m e

FASB Statement No. 130 “Reporting Comprehensive Income” requires the disclosure, as other comprehensive income, of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not require similar disclosure. Other comprehensive income arose from foreign currency translation, minimum pension liability adjustments and unrealized gains on hedges.

E )   A s s e t   r e t i r e m e n t   o b l i g a t i o n s

In June 2001, FASB issued Statement No. 143, “Accounting for Asset Retirement Obligations” (FAS 143). In January 2004 the Trust adopted CICA Handbook Section 3110, “Asset Retirement Obligations”, which brings Canadian GAAP substantially in line with U.S. standards. However, the Trust adopted FAS 143 for the year beginning January 1, 2003, thus net income and balance sheets adjustments were required under U.S. GAAP to recognize the cumulative effect of the application of the standard.

Certain 2003 comparative figures, with regards to FAS 143 have been restated to reflect changes in the cumulative effect of the application of FAS 143 and goodwill. The change corrects the retroactive application of accounting for asset retirement obligations. This results in a decrease in goodwill of $5.7 million and a decrease in the cumulative effect of the application of FAS 143 for the same amount.

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F )   S t o c k - b a s e d   c o m p e n s a t i o n

Under FASB Interpretation No. 44 “Accounting for Certain Transactions involving Stock Compensation”, a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. Options to purchase units in the Trust and, prior to the reorganization, options to purchase shares in Old Fording had a different intrinsic value before and after going public. Canadian GAAP does not require revaluation of these options. The additional expense required under U.S. GAAP increases other paid in equity.

G )   J o i n t   v e n t u r e s

U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Trust’s interests in joint ventures is presented in note 16. There are no material differences between the information in note 16 prepared under Canadian GAAP and U.S. GAAP.

H )   D i s c l o s u r e   o f   G u a r a n t e e s

FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45) elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end.

The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. There is no impact on disclosure made by the Trust as a result of this interpretation.

I )   V a r i a b l e   i n t e r e s t   e n t i t i e s

FIN 46, “Consolidation of Variable Interest Entities,” provides guidance for applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. FIN 46 is effective for fiscal years beginning on or after January 1, 2004. The Trust has evaluated the principles within the guidance for this standard and determined that there are no implications to the reporting practises of the Trust.

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J )   C o n s o l i d a t e d   S t a t e m e n t   o f   C a s h   F l o w s

Under U.S. GAAP, separate subtotals within operating, financing and investment activities would not be presented.

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

		Years ended December 31
(millions of Canadian dollars)	REF	2004	2003	2002
Net income (loss) – Canadian GAAP		$150.1	$240.9	$(71.9)
Increased (decreased) by
Derivative instruments – foreign exchange forward contracts	A	(27.5)	167.5	78.5
Start-up costs	B	(3.9)	—	—
Stock-based compensation expense	F	—	(3.3)	(1.8)
Accretion expense	E	—	—	0.5
Depreciation expense	E	—	—	1.3
Income tax (expense) recovery on the above items		12.7	(67.9)	(23.9)
Income (loss) before cumulative effect of the application of FAS 143		131.4	337.2	(17.3)
Cumulative effect of the application of FAS 143 net of tax of $4.6 million	E	—	6.7	—
Net income (loss) – United States GAAP		$131.4	$343.9	$(17.3)

Other comprehensive income
Pension costs net of tax of $2.5 million (2003 – $0.6; 2002 – $3.5)	C	$(3.7)	$0.9	$(4.7)
Unrealized gain (loss) on derivative instruments – foreign exchange forward contracts net of tax of $7.9 million(2003 – $36.7; 2003 – $2.6)	A	11.7	49.8	(3.6)
Foreign currency translation adjustments	D	5.9	(21.1)	(2.8)
Comprehensive income (loss)		$145.3	$373.5	$(28.4)
Basis and diluted earnings (loss) per share		$3.00	$7.88	$(0.34)

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Had the consolidated balance sheets been prepared under U.S. GAAP, the balances would have been higher (lower) under U.S. GAAP as follows:

		As at December 31
(millions of Canadian dollars)	REF	2004	2003
Assets
Current assets
Derivative instruments – foreign exchange forward contracts	A	$85.6	$61.6
Non-current assets
Capital assets	B/E	(3.9)	(0.8)
Derivative instruments – foreign exchange forward contracts	A	30.8	62.5
Total assets		$112.5	$123.3
Liabilities and unitholders’ equity
Deferred liabilities
Pension liability	C	13.4	7.2
Deferred income tax liability		40.2	47.0
		53.6	54.2
Unitholders’ equity
Other paid-in capital	F	—	8.3
Foreign currency translation adjustments	D	(7.5)	(13.4)
Accumulated other comprehensive income	D	51.5	43.9
Accumulated earnings		14.9	30.3
		58.9	69.1
Total liabilities and unitholders’ equity		$112.5	$123.3

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